FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F  [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is the earnings release of TOP Tankers Inc. for the quarter ending March 31, 2005.

Exhibit 1

TOP TANKERS REPORTS FIRST QUARTER 2005 EPS OF $0.69 NOT INCLUDING $0.24 PER SHARE IN CASH COMPENSATION

Athens, Greece, April 25, 2005 --

TOP Tankers Inc. (NasdaqNM: TOPT) today announced operating results for the first quarter of 2005.

For the three months ended March 31, 2005, the Company reported net income of $19,121,000, or $0.69 per share, compared with net income of $1,244,000, or $0.21 per share, for the first quarter of 2004. Net income for the first quarter of 2005 does not include $6.8 million in cash or $0.24 per share that the Company received as compensation in the amount of $29,000 per day per vessel from February 1, 2005 to the delivery date of five Suezmax tankers. The $6.8 million in cash we received was treated as a reduction of the purchase price of the vessels on our books. If these fees had been recognized as income, the Company's reported net income for the first quarter of 2005 would have been $25,873,000 or $0.93 per share. The weighted average number of basic and diluted shares used in the computations was 27,830,990 and 6,000,000 for the first quarter of 2005 and 2004, respectively.

For the three months ended March 31, 2005, operating income was $20,975,000, compared with $1,598,000 for the first quarter of 2004. EBITDA(1) for the first quarter of 2005 was $29,719,000, compared with $3,036,000 for previous year's first quarter. EBITDA for the first quarter of 2005 does not include $6.8 million in cash that the Company received as compensation for the delayed delivery of five Suezmax tankers acquired with the proceeds of our follow-on offering in November 2004. If these fees had been recognized as income, EBITDA for the first quarter of 2005 would have been $36,471,000. Voyage revenues for the first quarter of 2005 were $47,291,000, compared to $7,728,000 recorded in the first quarter of the previous year.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc., commented, "During the first quarter of 2005, we experienced another historically high spot charter market, notwithstanding concerns that had been expressed by industry participants on the continued strength of the market. We took advantage of these strong market conditions to secure long term period employment for four Suezmax tankers and extended the existing period charters for four of our Handymax tankers to the second half of 2009. We continued the growth of our fleet by acquiring four modern double hull Handymax tankers and chartering them for five years at attractive base rates with profit-sharing. We also agreed to sell our remaining singe-hull vessel, consistent with the commitment we made during our IPO to operate a 100% double-hull tanker fleet."

----------
1 EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this press release because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following key indicators serve to highlight changes in the Company's financial performance during the first quarters ended March 31, 2004 and 2005:

                                                                     Total Fleet
                                                            Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)                   2004        2005      % Change
                                                           -----       -----      --------
Total available ship days                                   473        1,423       200.8%
Total operating days                                        469        1,401       198.7%

Utilization                                                99.2%        98.5%       -0.7%

TCE(2) per ship per day under spot voyage charter        13,422       43,280       222.5%
TCE per ship per day under time charter                  12,453       21,532        72.9%

TCE (Fleet Average)                                      12,957       29,123       124.8%

Vessel operating expenses per ship per day                5,190        5,682         9.5%

General and administrative expenses per ship per day      1,402        2,093        49.3%

Net operating cash flow per ship per day                  6,365       21,348       235.4%

----------
2 Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.


Fleet Report

As of March 31, 2005, the Company's fleet size was 18 vessels, or 1.3 million dwt from 15 vessels, or 1.08 million dwt on December 31, 2004. During the first quarter of 2005, the Company took delivery of two double-hull product tankers and one double-hull Suezmax tanker. In addition, the Company agreed to sell its remaining single-hull vessel, the M/T Yapi. The vessel is expected to be delivered to its new owners on or about July 31, 2005. As of March 31, 2005, we operated a fleet of 18 tankers. The fleet consisted of 5 Suezmaxes, 12 Handymaxes and 1 Handysize vessel of approximately 1.3 million dwt.

Fleet Deployment

During the first quarter of 2005, the Company had approximately 65% of the fleet's net operating days on long-term employment contracts. The Company also announced on April 20, 2005, the signing of new employment agreements for four of its Suezmaxes and the extension of the existing employment contracts for four of its Handymaxes. Following these new contracts, all 14 Handymaxes and four out of nine Suezmaxes will be employed on time charter contracts. In total, 18 of the Company's 23 tankers will be on time charter contracts with an average term in excess of three years. All but one of these time charters include profit sharing agreements.

The Company has secured approximately 76% of the estimated working days for 2005 and 78% for 2006 under time charter contracts. At the same time, the five Suezmaxes operating in the spot market, together with the profit sharing component of the time charter contracts, expose approximately 57% of the Company's estimated working days for 2005 and 58% for 2006 to potentially higher spot rates.

Suezmax Fleet:

During the first quarter of 2005, the Company's Suezmax fleet operated in the spot market consisted of only two vessels, earning on average approximately $49,432 per vessel per day on a time charter equivalent (TCE) basis.

On April 20, 2005 the Company announced that it has entered three of its Suezmax tankers into two-year time charter agreements with Glencore SA, one of the world's largest oil traders. Pursuant to these agreements, the M/T Stopless, M/T Timeless and M/T Flawless will earn base rates per day of $28,000 during the term of the contracts. Should a vessel generate revenue in excess of its base rate over the duration of the contract, TOP Tankers will receive 100% of the first $7,000 per day in excess of the base rate, up to $35,000 per day, and 50% of the excess thereafter.

In addition, TOP Tankers has entered one Suezmax tanker into a five-year time charter contract with Hyundai Merchant Marine. The M/T Faultless will earn $37,000 per day during the first two years of the time charter contract, $36,000 per day for the third year and $35,000 per day for the remaining two years through the expiration of the contract.

Handymax Fleet:

All of the Company's Handymax tankers operate under long-term employment agreements with Glencore and Vitol that provide for a base rate and additional profit-sharing.

Four of these contracts are with Glencore and have a base rate of $14,500 per day. Should a vessel generate revenue in excess of its base rate over the duration of the contract, TOP Tankers receives 100% of the first $500 per day in excess of the base rate and 50% of the excess thereafter. The Company extended these two-year time charter contracts by three years. The new three-year contracts will commence immediately upon the expiration of the current contracts. The base rates per day for the new three-year periods will be $14,000. Should a vessel generate revenue in excess of the base rates over the duration of these contracts, TOP Tankers will receive 100% of the first $500 per day in excess of the base rate and 50% of the excess thereafter.

The Company has also entered into five-year employment agreements with Glencore for all four of its double-hull Handymax tankers delivered during March and April 2005. Pursuant to these time charter agreements, the M/T Taintless, M/T Dauntless, M/T Soundless and M/T Topless will earn a base rate of $17,000 per day during the first year of their respective contracts. Should a vessel generate revenue in excess of its base rate over the first year of the contract, TOP Tankers will receive 30% of the excess. From the second year through the expiration of these contracts, the base rates per day will be $16,250. Should a vessel generate revenue in excess of its base rate per day during this period, TOP Tankers will receive 100% of the first $1,000 in excess of its base rate and 50% of the excess thereafter.

Six Handymax vessels have been chartered to Vitol at a base rate of $14,250 per day until December 31, 2005 and base rate of $13,250 per day from January 1, 2006 until expiration of the contracts in February or March of 2007, as well as a profit sharing provision based on the actual rate that the charterer generates from the vessel. Under the profit sharing provision, the Company receives, on a quarterly basis, the first $250 per day (until December 31, 2005) and the first $1,250 per day (from January 1, 2006 until expiration of the contracts) that the charterer generates from the vessel in excess of the base rate and 50% of the excess thereafter above $14,500 per day.

Including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet, earned on average approximately $21,564 per vessel per day on a time charter equivalent (TCE) basis. During the first quarter of 2005, the Company's Handysize vessel M/T Yapi operated in the spot market, earning on average approximately $10,278 per ship per day. The Company agreed to sell this vessel and expects delivery to its new owners on or about July 31, 2005.

                                - TABLE FOLLOWS -

The following table presents the Company's fleet list and the employment agreements:

                                  Year                                 Daily              Profit Sharing
                         Dwt      Built   Charter Type   Expiry      Base Rate          Above Base Rate (2005)
                         ---      -----   ------------   ------      ---------          ----------------------
9 Suezmax Tankers
Timeless..............   154,970  1991    Time Charter    Q2/2007    $28,000       100% first $7,000 + 50% thereafter
Flawless..............   154,970  1991    Time Charter    Q2/2007    $28,000       100% first $7,000 + 50% thereafter
Stopless A............   154,970  1991    Time Charter    Q2/2007    $28,000       100% first $7,000 + 50% thereafter
Priceless.............   154,970  1991        Spot
Faultless B...........   154,970  1992    Time Charter    Q2/2010    $37,000(1)                                  None
Noiseless C...........   149,554  1992        Spot
Stainless A...........   149,599  1992        Spot
Endless...............   135,915  1992        Spot
Limitless.............   136,055  1993        Spot

14 Handymax Tankers
Victorious............    47,084  1991    Time Charter    Q3/2009    $14,500 2     100% first $500   + 50% thereafter
Sovereign.............    47,084  1992    Time Charter    Q3/2009    $14,500 2     100% first $500   + 50% thereafter
Invincible............    47,084  1992    Time Charter    Q3/2009    $14,500 2     100% first $500   + 50% thereafter
Relentless............    47,084  1992    Time Charter    Q3/2009    $14,500 2     100% first $500   + 50% thereafter
Vanguard..............    47,084  1992    Time Charter    Q3/2007    $14,250 3     100% first $250   + 50% thereafter
Restless..............    47,084  1991    Time Charter    Q3/2007    $14,250 3     100% first $250   + 50% thereafter
Spotless..............    47,094  1991    Time Charter    Q3/2007    $14,250 3     100% first $250   + 50% thereafter
Doubtless.............    47,076  1991    Time Charter    Q3/2007    $14,250 3     100% first $250   + 50% thereafter
Faithful..............    45,720  1992    Time Charter    Q2/2007    $14,250 3     100% first $250   + 50% thereafter
Fearless..............    44,646  1992    Time Charter    Q2/2007    $14,250 3     100% first $250   + 50% thereafter
Topless D.............    47,262  1998    Time Charter    Q2/2010    $17,000 4                    30% above base rate
Taintless.............    46,217  1999    Time Charter    Q1/2010    $17,000 4                    30% above base rate
Dauntless.............    46,168  1999    Time Charter    Q1/2010    $17,000 4                    30% above base rate
Soundless E...........    46,185  1999    Time Charter    Q2/2010    $17,000 4                    30% above base rate
Total Tanker DWT       1,998,845

Remaining vessel deliveries during the 2nd quarter:
A. Delivered on April 1, 2005
B. Delivered on April 11, 2005
C. Delivered on April 15, 2005
D. To be delivered on or about April 25, 2005
E. Delivered on April 19, 2005

1. Base rate will change to $36,000 in the third year of the contract and $35,000 in the fourth year until expiration.
2. Base rate will change to $14,000 in the third year of the contract until expiration.
3. Base rate will change to $13,250 from 1/1/2006 until expiration of the contracts, with 100% profit sharing participation in the first $1,250 above base rate and 50% thereafter.
4. Base rate will change to $16,250 in the second year of the contract until expiration, with 100% profit sharing participation in the first $1,000 above base rate and 50% thereafter.

Credit Facility

As of March 31, 2005 TOP Tankers had total indebtedness of $340 million, provided by the Royal Bank of Scotland and DVB Bank, maturing in 2013 and 2012 respectively. On March 31, 2005, the Company entered into three interest rate swap agreements with Royal Bank of Scotland for the amounts of $93.5 million, $36.5 million and $27.9 million for a period of five, four and four years, respectively. Under these agreements the interest rate is fixed at 4.72%, 4.66% and 4.5775%, respectively, in addition to the applicable margin. The interest rate for the remaining balance of the loan is LIBOR, plus the margin, whereas the interest rate for the DVB loan is LIBOR, plus 1.25% margin. On March 31, 2005, the Company's ratio of indebtedness to total capital was approximately 50.3%.

Dividend

The Company paid its second quarterly dividend of $0.21 per share on April 14, 2005, to shareholders of record as of March 31, 2005.

Conference Call and Webcast

TOP Tankers' management team will host a conference call at 10:00 a.m. EDT on Tuesday, April 26, 2005, to review the results and discuss other corporate news and its outlook. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-407-8035 (from the US and Canada) or +1 201-689-8035 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.vcall.com.

A telephonic replay of the conference call will be available by dialing 877-660-6853 (from the US and Canada) or +1 201-612-7415 (from outside the US and Canada); enter account number 286 and conference ID number 148997. An online archive will also be available immediately following the call at the sites noted above. Both are available through May 2, 2005.

About TOP Tankers Inc.

TOP Tankers Inc. is an international provider of worldwide seaborne transportation services of bulk commodities. Including vessels delivered in April 2005, the Company owns and operates a fleet of 23 tankers transporting crude oil and refined petroleum products. The fleet consists of nine double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.0 million dwt of which 93.1% of the fleet are sister ships. Eighteen of the Company's 23 tankers are on time charter contracts with an average term of over three years with all but one of the time charters including profit sharing agreements.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TOP Tankers' operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                - TABLES FOLLOW -

TOP TANKERS INC.
(Formerly Ocean Holdings Inc.)

CONSOLIDATED  STATEMENTS  OF INCOME (UNAUDITED)
Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                Three Months Ended March 31,
                                                ----------------------------
                                                   2004             2005
                                                 -------          -------

REVENUES:
Voyage revenues                                    7,728           47,291
EXPENSES:
  Voyage expenses                                  1,651            6,490
  Vessel operating expenses                        2,455            8,085
  Depreciation and amortization                    1,378            8,736
  General and administrative expenses                663            2,979
  Foreign currency (gains) / losses, net            (17)               26
                                                --------          -------
  Operating income                                 1,598           20,975
                                                ========          =======

OTHER INCOME (EXPENSES):
  Interest and finance costs                        (414)          (2,510)
  Interest income                                      -              648
  Other, net                                          60                8
                                                --------          -------
  Total other expenses, net                         (354)          (1,854)
                                                --------          -------
Net Income                                         1,244           19,121
                                                ========          =======
Earnings per share, basic and diluted               0.21             0.69
                                                ========          =======
Weighted average number of shares,
basic and diluted                              6,000,000       27,830,990



EBITDA RECONCILIATION
(Expressed in Thousands of U.S. Dollars)
                                                Three Months Ended March 31,
                                                ----------------------------
                                                  2004              2005
                                                 -------          -------

EBITDA                                             3,036           29,719
DEPRECIATION AND AMORTIZATION                     (1,378)          (8,736)
INTEREST AND FINANCE COSTS, NET                     (414)          (1,862)

NET INCOME                                         1,244           19,121



TOP TANKERS INC.
(Formerly Ocean Holdings Inc.)

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                   December 31,   March 31,
                                                      2004          2005
                                                      ----          ----
                                                                 (Unaudited)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                          114,768       52,411
   Other current assets                                26,283       31,503
                                                     --------      -------
       Total current assets                           141,051       83,914

FIXED ASSETS:
   Advances for vessels acquisitions                   25,650      114,765
   Vessels, net                                       355,997      480,837
   Deferred charges and other non-current assets       17,188       16,223
                                                     --------      -------
       Total assets                                   539,886      695,739
                                                     ========      =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                   19,540       32,677
   Dividends payable                                    5,845        5,845
   Other current liabilities                           17,426       14,073
                                                     --------      -------
       Total current liabilities                       42,811       52,595
                                                     --------      -------
LONG-TERM DEBT, net of current portion                175,266      307,138
STOCKHOLDERS' EQUITY                                  321,809      336,006

       Total liabilities and stockholders' equity     539,886      695,739
                                                     ========      =======

TOP TANKERS INC.
(Formerly Ocean Holdings Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. Dollars)
                                                   Three Months Ended March 31,
                                                   ----------------------------

                                                        2004        2005
                                                        ----        ----


Cash Flows from (used in) Operating Activities:
   Net income                                           1,244       19,121
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                     1,396        8,917
   Change in operating assets and liabilities          (1,823)      (7,652)
                                                       -------     --------
Net Cash from Operating Activities                        817       20,386
                                                       -------     --------

Cash Flows from (used in) Investing Activities:
      Advances for vessels acquisitions                     -      (94,060)
      Acquisition of vessels and equipment            (75,846)    (127,666)
      Other                                              (116)           -
                                                       -------     --------
Net Cash used in Investing Activities                 (75,962)    (221,726)
                                                       -------     --------
Cash Flows from (used in) Financing Activities:
      Proceeds from long-term debt                     59,900      157,531
      Payments of long-term debt                       (1,021)     (10,000)
      Capital contributions                            17,077            -
      Payment of financing costs                         (330)      (2,703)
      Dividends paid                                   (2,318)      (5,845)
                                                       -------     --------
Net Cash from Financing Activities                     73,308      138,983
                                                       -------     --------
Net decrease in cash and cash equivalents              (1,837)     (62,357)
Cash and cash equivalents at beginning of period        2,343      114,768
                                                       -------     --------
Cash and cash equivalents at end of period                506       52,411
                                                       =======     ========
SUPPLEMENTAL CASH FLOW INFORMATION
      Interest paid                                       336        3,370
                                                       =======     ========


                                     # # # #

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TOP TANKERS INC.
                                  (registrant)

Dated: April 27, 2005                       By: /s/ Stamatis N. Tsantanis
                                                --------------------------
                                                Stamatis N. Tsantanis
                                                Chief Financial Officer

23116.0001 #566479